CARTER HENRY'S, LLC

STATEMENT OF REVENUES AND EXPENSES

For the Eight Months Ended August 31, 2024

		Amount	Percent
INCOME			
Sales	$	1,683,073.00	100.00
TOTAL INCOME		1,683,073.00	100.00
COST OF GOODS SOLD			
Food		422,296.00	25.09
Alcohol		89,644.00	5.33
Merchandise		1,159.00	0.07
Arcade fee		4,696.00	0.28
TOTAL COST OF GOODS SOLD		517,795.00	30.76
Gross Profit		1,165,278.00	69.24
EXPENSES			
Advertising		8,213.00	0.49
Bank charges		43,333.00	2.57
Cleaning		794.00	0.05
Customer supplies		11,957.00	0.71
Kitchen supplies		2,128.00	0.13
PDX Ice		3,191.00	0.19
Small tools and equipment		12,957.00	0.77
Repairs and maintenance		13,288.00	0.79
Landscaping		1,174.00	0.07
Printing		209.00	0.01
Laundry service		24,177.00	1.44
Licenses and fees		5,655.00	0.34
Depreciation expense		41,430.00	2.46
Amortization expense		1,733.00	0.10
Office expense		56.00	0.00
Professional fees		917.00	0.05
Insurance		30,058.00	1.79
Interest Expense		2,483.30	0.15
Wages		509,418.00	30.27
Payroll taxes		274,498.00	16.31
Postage		100.00	0.01
Rent		180,287.00	10.71
Rent - Equipment		34,299.00	2.04
Security		233.00	0.01

CARTER HENRY'S, LLC
STATEMENT OF REVENUES AND EXPENSES
For the Eight Months Ended August 31, 2024

		Amount	Percent
Training	$	815.00	0.05
Travel expense		25,489.00	1.51
Utilities		31,224.00	1.86
Meals		270.00	0.02
Taxes - State		3,147.00	0.19
Taxes - Property		15,656.00	0.93
TOTAL EXPENSES		1,279,189.30	76.00
Net Income (Loss)	$	(113,911.30)	(6.77)

CARTER HENRY'S, LLC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY
August 31, 2024

ASSETS

Current Assets				
Cash in Bank - checking	$	26,131.13		
Total Current Assets			$	26,131.13
Other Current Assets				
Inventory		38,235.00		
Total Other Current Assets				38,235.00
Fixed Assets				
Equipment		163,160.56		
Furniture		78,008.00		
Vehicle		74,127.72		
Improvements		129,547.00		
Accumulated Depreciation		(197,622.00)		
Total Fixed Assets				247,221.28
Other Assets				
Start up costs		32,500.00		
Accumulated amortization		(8,239.00)		
Total Other Assets				24,261.00
TOTAL ASSETS			$	335,848.41

CARTER HENRY'S, LLC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY
August 31, 2024

Liabilities And Equity

Long Term Liabilities		
Loan payable - Jeff Tinkham	$ 226,120.00	
Loan payable - 1500 Chevy PU	63,575.24	
SMBX Bond loan #1	59,924.00	
SMBX Bond loan #2	183,086.00	
Toast start up loan	5,299.00	
VOX Loan	18,375.00	
Credibly loan	13,261.00	
Soredi Loan	92,310.00	
Total Long Term Liabilities		$ 661,950.24
TOTAL LIABILIITIES		661,950.24
EQUITY		
Member Equity - Jeramie Mykisen	(93,258.18)	
Distributions - Mykisen	(80,756.58)	
Member Equity - Jeff Tinkham	(17,986.63)	
Distributions - Tinkham	(20,189.14)	
Profit and Loss	(113,911.30)	
TOTAL EQUITY		(326,101.83)
Total Liabilities And Equity		$ 335,848.41

CARTER HENRY'S LLC

STATEMENTS OF CASH FLOWS

EIGHT MONTHS ENDED AUGUST 31, 2024

		2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(113,911.30)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		43,163.00
(Increase) decrease in:		
Accounts receivable		-
Inventory		-
Increase (decrease) in:		
Distributions paid		(100,945.73)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(171,694.03)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment		(126,628.00)
Disposition of equipment		0.00
NET CASH USED BY INVESTING ACTIVITIES		(126,628.00)

CARTER HENRY'S LLC

STATEMENTS OF CASH FLOWS

EIGHT MONTHS ENDED AUGUST 31, 2024

	2024
CASH FLOWS FROM FINANCING ACTIVITIES	
Loan payable - 1500 chevy PU	(7,340.94)
Note payable - Jeff Tinkham	(5,245.00)
Loan - SMBX #1	(6,396.00)
Loan - SMBX #2	183,086.00
Loan - Toast start up	5,299.00
Loan - VOX	18,375.00
Loan - Credibly	13,261.00
Loan - Soredi	92,310.00
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	293,349.06
NET INCREASE (DECREASE) IN CASH	(4,972.97)
CASH AT BEGINNING OF PERIOD	31,104.09
CASH AT END OF PERIOD	$ 26,131.13